TSX.V:GNG
www.goldengoliath.com

Positive Corona Results allow JV Partner to list on the TSX Venture Exchange

Vancouver, Canada August 24, 2011 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) For immediate release.

Golden Goliath is pleased to report that exploration results from our Corona property completed by Comstock Metals Ltd. ("Comstock") were very encouraging.  This has allowed Comstock to complete a transaction to list on the TSX Venture Exchange and complete a private placement raising funds to continue exploration activities on the Company’s Corona property.

Golden Goliath entered into an option/joint venture agreement with Comstock in 2007 on the Company’s Corona and El Chamizal claims.  The agreement provides that Comstock can earn up to a 75% interest in these properties through cash and share payments, work expenditures and completing a positive feasibility study.

Since entering the agreement Comstock has completed various work programs spending in excess of $350,000.  The encouraging results have allowed Comstock to complete a transaction to become a publicly traded company.  This was done by an amalgamation with Tectonic Minerals Corporation ("Tectonic").  Shareholders can obtain detailed exploration results on sedar under Tectonic’s profile.

Details of the amalgamation were announced by Tectonic on February 3, 2011.  In summary, the transaction has resulted in Tectonic acquiring all of the issued and outstanding shares of Comstock through a "three-cornered" amalgamation, whereby a wholly owned subsidiary of Tectonic amalgamated with Comstock.  Through the amalgamation, shareholders of Comstock received 39,213,682 shares of Tectonic (includes shares issued pursuant to a brokered private placement of 8,750,000 units at a price of $0.20 per unit, for gross proceeds of $1.75 million), and the resulting amalgamated company, possessing the assets and business of Comstock, became Tectonic's wholly owned operating subsidiary.

The Company has been advised by Tectonic it will commence the next phase of exploration work on Golden Goliath’s Corona and Chamizal properties this Fall.  Their proposed work program includes up to 1,000 metres of diamond drilling on the Corona property.

In order to exercise the Corona Option Tectonic shall spend $500,000 in work expenditures in respect of the Corona Property over a period of three (3) years or less, of which at least $200,000 much be spent within one year of the date of this letter agreement, and also issue a total of 300,000 shares of Tectonic to GNG over three (3) years or less. 50,000 shares to be issued on listing on a stock exchange, 100,000 shares on or before the date which is 12 months from the date of listing on a stock exchange and 150,000 shares on or before the date which is 24 months from listing on a stock exchange.  Upon Tectonic earning its 60% interest in the Corona Property, Tectonic shall thereafter have the further right and option to earn an additional 15% interest by completing a positive bankable feasibility study, as that term is generally defined in the mining industry, by December 31, 2017.

In order to exercise the El Chamizal Option Tectonic shall spend $200,000 in work expenditures in respect to the El Chamizal Property over a period of three (3) years or less and also issue a total of 150,000 shares of Tectonic to GNG over three (3) years or less. 25,000 shares to be issued on listing on a stock exchange, 50,000 shares on or before the date which is 12 months from the date of listing on a stock exchange and 75,000 shares on or before the date which is 24 months from listing on a stock exchange.  Upon Tectonic earning its 60% interest in the El Chamizal Property, Tectonic shall thereafter have the further right and option to earn an additional 15% interest by completing a positive bankable feasibility study, as that term is generally defined in the mining industry, by December 31, 2017.

"We are very pleased with these developments.  It allows the Corona and El Chamizal properties to be advanced by a dedicated and experienced management team at Tectonic while our team continues to focus on Nopalera.  Our shareholders will benefit both through Golden Goliath’s shareholdings in Tectonic but also with a carried interest in the properties without further capital requirements from Golden Goliath" commented Mr. Sorbara.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

For More Information Contact

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604) 682-2950 Email: jps@goldengoliath.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.